UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Upbound Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76009N100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76009N100
	1	Name of Reporting
Person: Aaron Allred
I.R.S. Identification Number of Above Person (Entities Only):

	2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

	3	SEC Use Only

	4	Citizenship or Place of
Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
2,206,082 (1)

	6	Shared Voting Power
2,896,600 (2)

	7	Sole Dispositive Power
2,206,082 (1)

	8	Shared Dispositive Power
2,896,600 (2)

	9	Aggregate Amount Beneficially Owned by Each Reporting
Person 5,102,682 (1) (2)

	10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

	11	Percent of Class Represented by Amount in
Row (9) 9.4% (1)(2)(3)

	12	Type of Reporting Person
IN

(1)	Includes (a) 2,200,813 shares of Common Stock held by the Reporting Person and (b) 5,269 shares of Common Stock that the Reporting Person has the right to acquire from the Issuer within sixty days of December 31, 2023 pursuant to the vesting of restricted stock units.

(2)	Includes 2,896,600 shares owned by Arklow Holdings, LLC, a Utah limited liability company owned by the Reporting Person and certain family members.

(3)	Based on 54,294,852 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q filed with the SEC on November 2, 2023.

Item 1(a).	Name of Issuer.
Item 1(b).	The name of the issuer is Upbound Group, Inc. (the “Issuer”).

Address of Issuer’s Principal Executive Offices.
Item 2(a).	The principal executive offices of the Issuer are located at 5501 Headquarters Drive, Plano, TX 75024.

Names of Persons Filing.
Item 2(b).	This Schedule 13G is filed on behalf of Aaron Allred.

Address or Principal Business Office or, if none, Residence.
Item 2(c).	c/o Acima Digital 13907 Minuteman Dr, 5th Floor, Draper, UT 84020.

Citizenship.
Item 2(d).	Aaron Allred is a citizen of the United States of America.

Title of Class of Securities.
Item 2(e).	Common Stock, par value $0.01 per share (the “Common Stock”).

CUSIP Number.
76009N100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-3(b) or (c), check whether the person filing is a:
☒ Not Applicable
(a)	☐ Broker or dealer registered under section 15 of the Act;
(b)	☐ Bank as defined in section 3(a)(6) of the Act;
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).
Item 4.	Ownership:

The information required by Item 4 is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference for the Reporting Person. The Reporting Person is (a) the record owner of 2,200,813 shares of Common Stock and (b) has the right to acquire an additional 5,269 shares of Common Stock from the Issuer within sixty days of December 31, 2023 pursuant to the vesting of restricted stock units, with respect to which he has sole voting and dispositive power. The Reporting Person is a general member and manager of Arklow Holdings, LLC, a Utah limited liability company (the “LLC”) and record owner of 2,896,600 shares of Common Stock. As a general member and manager of the LLC, the Reporting Person shares voting and dispositive power over such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Reporting Person’s spouse and children may have the right to receive or the power to direct the receipt of the dividends from, and any proceeds from the sale of, the shares. No such individual interest relates to more than 5% of the outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2024	Aaron Allred

	By:	/s/ Aaron Allred
	Name:	Aaron Allred